Lindsey Lusher Shute

Founder, Farm Generations Cooperative
Germantown, New York, United States

Contact

www.linkedin.com/in/llshute (LinkedIn)
transalt.org (Company)
youngfarmers.org (Company)

Top Skills

Community Organizing
Policy Analysis
Public Speaking

Languages

Spanish

Honors-Awards

Champion of Change
Glynwood Harvest Award
American Food Heroes 2017
20 Food Leaders Under 40

Publications

Building a Future With Farmers
One stop forward, two stops back: Bus lane cameras will help - but trouble's coming for straphangers
To Recruit a New Generation of Farmers, We've Got to Get the Story Right
Whippersnappers unite: Young farmers work to change 2012 Farm Bill
How the next farm bill could plant a new crop of farmers

Experience

Farm Generations

CEO
March 2019 - Present (6 years 1 month)
United States

Farm Generations Cooperative is a new, national agricultural cooperative that brings farmer-owners together to creatively solve business challenges. The co-op's first project, GrownBy, is a sales platform for direct market farmers.

Hearty Roots Community Farm

Co-Owner
2008 - Present (17 years)
Clermont, NY

TOWN OF CLERMONT

Council Member
January 2020 - Present (5 years 3 months)
New York, United States

Local official for the Town of Clermont, New York

National Young Farmers Coalition

11 years 11 months

Board Member
February 2009 - December 2020 (11 years 11 months)
Hudson, New York

Executive Director and Co-Founder
February 2009 - October 2019 (10 years 9 months)
Hudson, New York

NYFC works for young farmers by strengthening their social networks, helping them hone their skills through the facilitation of peer-to-peer learning, and fighting for the policies that will keep them farming for a lifetime.

Young Farmers Podcast

Host
August 2018 - June 2019 (11 months)

United States

The internet is flooded with food photos, recipes and diet advice, partisan news, and farmer-inspired fashion, but who is listening to the farmers themselves? Farmers grow your food and manage nearly half of all land on Earth. It's time to pay attention to the policies, programs, and events that are shaping the future of agriculture.

Our host, Lindsey Lusher Shute, co-founder of the National Young Farmers Coalition, provides a fresh, farmer-centric take on food and farm policy. We talk with policy makers, experts and advocates, and, of course, farmers, about the most critical issues facing farming in the U.S. and globally.

Edited by Hannah Beal and recorded at Radio Kingston.

Transportation Alternatives

Director, State Policy

December 2007 - December 2011 (4 years 1 month)

Public transit and urban planning policy analysis and development, legislative campaigns and public interest lobbying.

Education

Bard College

MS, Environmental Policy · (2005 - 2007)

New York University

BFA · (1999 - 2002)

Bard College

Bachelor of Science - BS

New York University

Bachelor of Fine Arts - BFA